Mail Stop 4561   March 27, 2009

By U.S. Mail and Facsimile to: (740) 349-3765 and 349-3709

C. Daniel DeLawder
Chief Executive Officer
Park National Corporation
50 North Third Street
P.O. Box 3500
Newark, Ohio 43058-3500

> **Re: Park National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 001-13006**

Dear Mr. DeLawder:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Lending Activities, page 9
Residential Real Estate and Commercial Loans, page 12

1.   Please tell us and revise future filings to disclosure if variable rate loans are underwritten at fully indexed rates or at initial, introductory rates. If these loans are not underwritten at fully indexed rates, please include an expanded discussion of the associated loan products and how you monitor the increased credit risks associated with interest rate resets.

2.   Please tell us and revise future filings to disclose whether the underwriting
        policies and procedures for loans originated by Visions Bank prior to its
        acquisition by you were the same as yours. If not, please discuss the primary
        differences in the various loan products and underwriting policies and procedures.

Exhibit 13

Credit Experience, page 39

3.   We note your disclosure of the significant credit quality issues in the loan
        portfolio acquired from Visions Bank. We also note the significant deterioration
        of your credit quality ratios at each quarter in 2008 and at December 31, 2008.
        Considering the following trends in your asset quality ratios, please tell us and
        revise future filings to provide a more robust discussion of how management
        developed the allowance for loan losses and the associated provision in each
        quarter of 2008, including the facts and circumstances resulting in the recognition
        of approximately 46% of the total 2008 provision in the fourth quarter.

        • Non-performing loans increased approximately 54% at December 31, 2008
          from December 31, 2007.

        • Charge-offs increased approximately 139% at December 31, 2008 from
          December 31, 2007.

        • Non-performing loans as a percentage of the allowance for loan losses
          decreased approximately 26% at December 31, 2008 from December 31,
          2007.

        • We note that charge-offs in 2008 approximated 57% of non-performing loans
          at December 31, 2007. Please explain why you believe, if true, that you will
          not experience similar charge-offs in 2009.

Table 12 – Consolidated Five-Year Selected Financial Data, page 43

Table 13 – Quarterly Financial Data, page 44

4.   Please refer to your presentation of net income and EPS before impairment
        charge. We believe that your presentation of non-GAAP measures for recurring
        items does not comply with the spirit of the Commission's guidance on these
        measures. Accordingly, please revise your presentations as necessary to address
        the following:

- Please revise your future filings to eliminate such Non-GAAP measures which exclude recurring items. In light of the goodwill impairments charges recorded in 2008 and 2007 and your remaining goodwill balance, it appears such charges may be considered recurring. Refer to Question 8 under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the FAQ's) which is available on our website

- Based on the guidance of Question 11 under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which is available on our website, it appears that your earnings per share measures, as well as return on equity, return on assets, and efficiency ratios which exclude such items are prohibited and should be removed because the items which are being excluded do in fact accrue directly to shareholders.

Part III
Item 11. Executive Compensation

5. Your statement in "Compensation Philosophy and Objectives" of the importance of profitability for shareholders as expressed by return on shareholders' equity is confusing in light of your adding back the goodwill impairment charges for the calculation of income for purposes of computing the bonuses. Please revise.

6. In the discussion of the adjustment to income in the third paragraph of "Incentive Compensation Plan," please clarify whether the amount added back was the $109 million you mention or only the $54 million recognized in the period. If it is the former, please explain why it is appropriate to add that back in this year. Please indicate the reported income for the period so readers can see the significance of the amount added back on compensation income.

7. The third paragraph on page 32 of the definitive proxy statement is unclear. Please explain in reasonable detail why further cuts were not appropriate.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

C. Daniel DeLawder
Park national
March 27, 2009
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at 202-551- 3851 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief